UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

Information contained in this report
The registrant’s Management’s Discussion and Analysis of Financial Condition and Results of Operations and Unaudited Interim Condensed Consolidated Financial Statements as at and for the six and three-month periods ended June 30, 2019 set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 1, 2019

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2019 and 2018, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2019 and for the six-month period ended June 30, 2019 and 2018 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2018 (our “2018 Annual Report”). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 3 to our audited consolidated financial statements included in our 2018 Annual Report.
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•	our ability to implement and execute our strategic priorities successfully and to achieve the expected benefits from our existing and future transactions;

•	our targets and strategic initiatives in the various countries in which we operate;

•	our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;

•	our ability to generate sufficient cash flow to meet our debt service obligations, our expectations regarding working capital and the repayment of our debt and our projected capital requirements;

•	our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;

•	our expectations regarding our capital and operational expenditures in and after 2019;

•	our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;

•
our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 3G, 4G/LTE and 5G networks or other networks, broadband services and integrated products and services, such as fixed-mobile convergence;

•	our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;

•	our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;

•	our plans regarding marketing and distribution of our products and services, including customer loyalty programs;

•	our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;

•	our expectations regarding management changes;

•
possible adverse consequences resulting from our agreements announced on February 18, 2016 with the U.S. Securities and Exchange Commission (“SEC”), the U.S. Department of Justice (“DOJ”), and the Dutch Public Prosecution Service (Openbaar Ministerie) (“OM”), as well as any litigation or additional investigations related to or resulting from the agreements, any changes in company policy or procedure resulting from the review by the independent compliance monitor, the duration of the independent compliance monitor’s review, and VEON Ltd.’s compliance with the terms of its resolutions with the DOJ, SEC, and OM; and

•	other statements regarding matters that are not historical facts.
These statements are management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include:

•
risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us (including as a result of armed conflict) such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•
in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and the taxation thereof, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions and their official interpretation by governmental and other regulatory bodies and courts;

•
risks related to the impact of export controls on our and important third-party suppliers' ability to procure goods, software or technology necessary for the services we provide to our customers, particularly on the production and delivery of supplies, support services, software, and equipment that we source from these suppliers - for example, in April 2018, the U.S. Department of Commerce, Bureau of Industry and Security (“BIS”) issued an Export Administration Regulation Denial Order to ZTE Corporation (“ZTE”) which prohibited, among other things, exports of U.S.-controlled content to and from ZTE, and restricted our ability to receive certain services from ZTE, each of which could have led to service degradation and disruptions in certain markets, and in May 2019, BIS added Huawei Technologies Company Ltd. and 68 of its affiliates to its “Entity List”, which restricts companies, globally, from exporting any U.S.-controlled content to Huawei and procuring from Huawei when they have reason to know that the U.S.-controlled content was originally procured by Huawei in violation of U.S. law;

•	risks relating to a failure to meet expectations regarding various strategic initiatives, including, but not limited to, changes to our portfolio;

•
risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and incur additional indebtedness, the ability of our subsidiaries to make dividend payments, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•
risks that the adjudications by the various regulatory agencies or other parties with whom we are involved in legal challenges, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;

•
risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;

•
risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us including our ability to keep pace with technological change and evolving industry standards;

•
risks associated with developments in the investigations by, and the agreements with, the DOJ, SEC and OM and any additional investigations or litigation that may be initiated relating to or arising out of any of the foregoing, and the costs associated therewith, including relating to remediation efforts and enhancements to our compliance programs, and the review by the independent compliance monitor;

•	risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;

•
risks associated with our existing and future transactions, including with respect to realizing the expected synergies of closed transactions, satisfying closing conditions for new transactions, obtaining regulatory approvals and implementing remedies;

•
risks associated with data protection, cyber-attacks or systems and network disruptions, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

•	risks related to the ownership of our American Depositary Receipts, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and

•	other risks and uncertainties, including those set forth in Item 3—Key Information—D. Risk Factors in our 2018 Annual Report.
These factors and the other risk factors described in our 2018 Annual Report are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.
The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the

SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON provides more than 210 million customers with voice, fixed broadband, data and digital services. VEON currently offers services to customers in 10 countries: Russia, Pakistan, Algeria, Bangladesh, Ukraine, Uzbekistan, Kazakhstan, Kyrgyzstan, Armenia and Georgia. We provide services under the “Beeline,” “Kyivstar,” “banglalink,” “Jazz” and “Djezzy” brands.
BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018.
REPORTABLE SEGMENTS
VEON Ltd. is the holding company for a number of operating subsidiaries and holding companies in various jurisdictions. We currently operate and manage VEON on a geographical basis. These segments are based on the different economic environments and varied stages of development across the geographical markets we serve, each of which requires different investment and marketing strategies. Our reportable segments currently consist of the following seven segments: Russia; Pakistan; Algeria; Bangladesh; Ukraine; Uzbekistan; and HQ (transactions related to management activities within the group in Amsterdam and London). “Others” represents our operations in Kazakhstan, Kyrgyzstan, Armenia, and Georgia as well as intercompany eliminations and costs relating to centrally managed operations monitored outside of VEON’s headquarters.
For further details please see Note 2 to our unaudited interim condensed consolidated financial statements attached hereto.
KEY DEVELOPMENTS DURING THE FIRST HALF OF 2019
VEON’S BOARD OF DIRECTORS HAS APPROVED AN INTERIM DIVIDEND FOR 2019 OF USD 0.13 PER SHARE
VEON’s Board of Directors approved the distribution of an interim gross dividend of USD 0.13 per share for 2019, with a record date of August 14, 2019, compared to USD 0.12 in Q2 2018. For ordinary shareholders at Euronext Amsterdam, the interim dividend of USD 0.13 will be paid in Euro.
VEON GROUP CHIEF FINANCIAL OFFICER
On June 28, 2019, VEON announced that VEON’s Group Chief Financial Officer, Trond Westlie, will step down at the end of September. A worldwide search is underway for this replacement.
MANDATORY TENDER OFFER AND COMPREHENSIVE GTH RESTRUCTURING
On February 10, 2019, VEON submitted an application to the Egyptian Financial Regulatory Authority (the "FRA") to approve a mandatory tender offer by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing approximately 42.31% of GTH's issued shares) (the "MTO"). On June 26, 2019, the FRA approved the MTO at an adjusted offer price of EGP 5.08 per share. The MTO commenced on July 2, 2019 and is expected to end on August 6, 2019. To further simplify VEON’s corporate structure, following a successful completion of the MTO and the requisite shareholder approval, it is anticipated that GTH will be delisted from the EGX. Furthermore, VEON has submitted an offer to GTH to acquire substantially all of its operating assets, subject to successful completion of the MTO and delisting. The asset transfers will be conducted at the imputed MTO valuation.
GTH TAX SETTLEMENT
On June 26, 2019, GTH reached agreement with the Egyptian Tax Authority ("ETA") to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of US$136 million (the "GTH Tax Settlement"). The GTH Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018. From June 26, 2019, following the first settlement payment of US$54 million by GTH to the ETA, GTH was released in relation to tax years from 2006 through 2007 and 2010 through 2018. In respect of the years 2000 through 2005 and 2008 through 2009 for GTH and all years up to and including 2018 for GTH's Egyptian subsidiaries, the tax releases are expected to take effect immediately on the payment of the second settlement of US$82 million by no later than December 31, 2019, at which time GTH is expected to delist from the Egyptian Exchange (the "EGX"). As a result of the US$136 million GTH Tax Settlement, in Q2 2019, VEON has recorded the respective liabilities to the tax authorities of US$55 million with the US$27 million in the EBITDA and US$28 million in the income tax.
AGM ELECTED ONE NEW DIRECTOR
Following the election of the directors of the VEON Board at the AGM on June 18, 2019, the VEON Board now includes eleven previously serving directors, Ursula Burns, Guillaume Bacuvier, Osama Bedier, Mikhail Fridman, Gennady Gazin, Andrei Gusev, Gunnar Holt, Sir Julian Horn-Smith, Robert Jan van de Kraats, Guy Laurence and Alexander Pertsovsky, as well as one new director, Muhterem Kaan Terzioğlu.
STRENGTHENING THE TEAM
On July 16, 2019, VEON announced the appointment of Sergi Herrero as the Chief Operations Officer for VEON Ventures, effective from September 2019. Sergi will sit on VEON’s Group Executive Committee and report to the Chairman and CEO, Ursula Burns. Sergi will lead our Ventures division and define the company’s growth plans outside of the traditional connectivity business, with a focus on adjacent digital products.
FINAL 2018 DIVIDEND OF US 17 CENTS PER SHARE PAID ON MARCH 20, 2019
On March 20, 2019, VEON paid a final dividend in respect of the 2018 financial year of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share.
VEON’S FREE FLOAT INCREASED TO 34.9% AFTER TELENOR’S SALE OF VEON SHARES
VEON’s free float increased further to 34.9% after Telenor East Holding II AS (“Telenor”) sold 100,000,000 common shares in the form of American Depositary Shares (“ADSs”) listed on the NASDAQ Global Select Market at a public offering price of US$2.16 (approximately Euro 1.92) per ADS. The offering, which represents 5.7% of VEON's total outstanding equity, followed prior offerings by Telenor in September 2016, April 2017 and September 2017. The transaction settled on March 29, 2019 and Telenor now holds approximately 8.9% of VEON’s total outstanding equity.
VEON did not receive any proceeds from Telenor’s sale of VEON shares and the sale did not result in any dilution of VEON´s issued and outstanding shares.
IFRS 16 IMPACT
IFRS 16 replaced the IAS 17 Leases and became effective on January 1, 2019. The new lease standard requires assets leased by the Company to be recognized on the statement of financial position of the Company with a corresponding lease liability. The opening balance of the lease asset and lease liability amounted to US$1.9 billion with no material impact on opening equity (i.e. an equal increase in assets and liabilities). The amount was recorded in January 2019. As a rule, lease expenses are no longer recorded in the income statement from January 1, 2019. Instead, new depreciation and interest expenses are recorded stemming from the newly recognized lease assets and lease liabilities. In addition, leasing expenses are no longer presented as operating cash outflows in the statement of cash flows, but instead are included as part of the financing cash outflow. Interest expenses from the newly recognized lease liability are presented in the cash flow from operating activities.
The IFRS 16 impact in 2019 is presented throughout this document.

RESULTS OF OPERATIONS
FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2019

	Six-month period
	2019	2018*
(In millions of U.S. dollars, except per share amounts)
Service revenues	4,085	4,292
Sale of equipment and accessories	201	161
Other revenues / other income	99	67
Total operating revenues	4,385	4,520

Service costs	(758)	(873)
Cost of equipment and accessories	(206)	(155)
Selling, general and administrative expenses	(1,479)	(1,781)
Other operating gains / (losses)	350	—
Depreciation	(812)	(691)
Amortization	(205)	(256)
Impairment (loss) / reversal	(10)	(10)
Gain / (loss) on disposal of non-current assets	(14)	(37)
Gain / (loss) on disposal of subsidiaries	1	20

Operating profit	1,252	737

Finance costs	(421)	(423)
Finance income	28	31
Other non-operating losses, net	14	(25)
Net foreign exchange gain / (loss)	(8)	1
Profit / (loss) before tax	865	321
Income tax expense	(260)	(253)
Profit / (loss) from continuing operations	605	68
Profit / (loss) after tax from discontinued operations	—	(300)
Profit / (loss) for the period	605	(232)
Attributable to:
The owners of the parent (continuing operations)	565	46
The owners of the parent (discontinued operations)	—	(300)
Non-controlling interest	40	22
	605	(232)
*    Prior year comparatives are restated following retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018

TOTAL OPERATING REVENUE

	Six-month period ended June 30,
In millions of U.S. dollars	2019	2018
Russia	2,172	2,340
Pakistan	710	731
Algeria	379	402
Bangladesh	271	260
Ukraine	400	329
Uzbekistan	131	155
Others	322	303
Total operating revenue	4,385	4,520
Our consolidated total operating revenue decreased by 3% year-on-year, primarily due to a decrease of total operating revenue in Russia and Pakistan due to the devaluation of the Russian ruble and Pakistani Rupee.
ADJUSTED EBITDA

	Six-month period ended June 30,
In millions of U.S. dollars	2019	2018
Russia	966	884
Pakistan	369	349
Algeria	172	178
Bangladesh	114	91
Ukraine	256	184
Uzbekistan	67	68
HQ	236	(134)
Others	112	91
Total Adjusted EBITDA	2,292	1,711
Our consolidated Adjusted EBITDA increased by 34% year-on-year, primarily due to the recognition of a one-off gain of US$350 million in our HQ segment, relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies and US$255 million associated with the adoption of IFRS 16 as described in Notes 1, 2 and 14 to our interim condensed consolidated financial statements attached hereto.
OPERATING PROFIT
Our consolidated operating profit increased to US$1,252 million in the six months ended June 30, 2019 compared to US$737 million in the six months ended June 30, 2018, primarily due to the recognition of a one-off gain of US$350 million relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our finance costs remained at a comparable level due to the fact that lower interest charge on our debt was offset by recognition of interest expense related to lease contracts following the adoption of IFRS 16.
Finance income
Our consolidated finance income decreased primarily due to lower interest rates on our deposits and, on average, a lower amount of deposits.
Other non-operating losses
Year-on-year there were no material changes of other non-operating losses.
Net foreign exchange gain
Year-on-year there were no material changes of net foreign exchange gain / (loss).
INCOME TAX EXPENSE
Our consolidated income tax expense increased by 3% to US$260 million in the six months ended June 30, 2019 compared to US$253 million in the six months ended June 30, 2018.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT / (LOSS) AFTER TAX FROM DISCONTINUED OPERATIONS
During the six months ended June 30, 2018, we recorded a loss of US$300 million, which was attributable to the operations of the Italy Joint Venture. We exited the Italy Joint Venture in September 2018.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
The year-on-year change of our profit / (loss) for the period attributable to the owners of the parent from continuing operations was mainly due to increased operating profit as discussed above.
PROFIT / (LOSS) FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
The year-on-year change of profit / (loss) for the period attributable to non-controlling interest was mainly driven by higher net profit recognized by GTH during the six months ended June 30, 2019.

RESULT OF REPORTABLE SEGMENTS
RUSSIA
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	2,172	2,340	-7%
Mobile service revenue	1,714	1,887	-9%
- of which mobile data	467	516	-10%
Fixed-line service revenue	260	300	-13%
Sales of equipment, accessories and other	198	154	29%
Adjusted EBITDA	966	884	9%
Adjusted EBITDA margin	44.5%	37.8%	6.7pp
RESULTS OF OPERATIONS IN RUB

	Six months ended June 30,
In millions of RUB (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	141,801	138,893	2%
Mobile service revenue	111,926	111,892	0%
- of which mobile data	30,471	30,555	0%
Fixed-line service revenue	16,967	17,768	-5%
Sales of equipment, accessories and other	12,908	9,234	40%
Adjusted EBITDA	63,106	52,447	20%
Adjusted EBITDA margin	44.5%	37.8%	6.7pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	54.3	56.4	-4%
Mobile data customers in millions	35.8	36.6	-2%
ARPU in US$	5	6	-5%
ARPU in RUB	339.0	324.0	5%
TOTAL OPERATING REVENUE
Our total operating revenue in Russia decreased by 7% year-on-year, primarily due to the devaluation of the Russian ruble. In functional currency terms, total operating revenue increased by 2% year-on-year due to the strong growth in sales of equipment and accessories following the expansion of our monobrand stores.
ADJUSTED EBITDA
Our Russia Adjusted EBITDA increased by 9% year-on-year to US$966 million, primarily due to the capitalization of lease costs upon adoption of IFRS 16 on January 1, 2019, which was partially offset by the devaluation of the Russian ruble.

In functional currency terms, our Russia Adjusted EBITDA increased by 20%.
SELECTED PERFORMANCE INDICATORS
The number of mobile customers and the number of mobile data customers in Russia decreased year-on-year in each case driven by a reduction in gross sales through alternative distribution channels after the expansion of Beeline monobrand stores during FY 2018.
Our mobile ARPU in Russia decreased by 5% year-on-year to US$5.0, mainly due to the devaluation of the Russian ruble. In functional currency terms, mobile ARPU in Russia increased by 5% year-on-year to RUB 339, mainly driven by increased ARPU of voice and data services.
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	710	731	-3%
Mobile service revenue	662	678	-2%
- of which mobile data	183	130	40%
Sales of equipment, accessories and other	48	53	-8%
Adjusted EBITDA	369	349	6%
Adjusted EBITDA margin	51.9%	47.8%	4.1pp
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	101,707	83,354	22%
Mobile service revenue	94,799	77,342	23%
- of which mobile data	26,121	14,890	75%
Sales of equipment, accessories and other	6,907	6,012	15%
Adjusted EBITDA	52,915	39,870	33%
Adjusted EBITDA margin	52.0%	47.8%	4.2pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	59.5	55.5	7%
Mobile data customers in millions	36.9	31.5	17%
ARPU in US$	1.9	2.1	-8%
ARPU in PKR	271	236	15%

TOTAL OPERATING REVENUE
In the six months ended June 30, 2019, our Pakistan total operating revenue decreased by 3% year-on-year to US$710 million as a result of the devaluation of the local currency. In functional currency terms, our Pakistan total operating revenue increased by 22% as a result of by good operational execution as well as higher usage by customers following the suspension of taxes collected from customers by mobile operators. The suspension was reversed on April 24, 2019 negatively impacting performance in May and June of 2019.
ADJUSTED EBITDA
Our Pakistan Adjusted EBITDA increased by 6% year-on-year to US$369 million in the six months ended June 30, 2019, primarily driven by revenue growth in functional currency terms, one-off tax related costs and capitalization of lease costs upon the adoption of IFRS 16 on January 1, 2019, partially offset by the devaluation of the local currency. In functional currency terms, our Pakistan Adjusted EBITDA increased by 32% year-on-year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2019, we had 59.5 million customers in Pakistan, representing an increase of 7% year-on-year driven by higher data customers on the back of the continued expansion of the data network. The number of mobile data customers increased by 17% year-on-year due to the factors discussed above for the number of customers.
In the six months ended June 30, 2019, our mobile ARPU in Pakistan decreased by 8% year-on-year to US$1.9, driven by a devaluation of the local currency. In functional currency terms, mobile ARPU in Pakistan increased by 15% year-on-year to PKR 271, driven mainly by a one-off tax impact, an increase in usage and several price monetization initiatives.

ALGERIA
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	379	402	-6%
Mobile service revenue	378	400	-5%
- of which mobile data	106	94	13%
Sales of equipment, accessories and other	1	3	-62%
Adjusted EBITDA	172	178	-3%
Adjusted EBITDA margin	45.5%	44.2%	1.3pp
RESULTS OF OPERATIONS IN DZD

	Six months ended June 30,
In millions of DZD (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	45,141	46,232	-2%
Mobile service revenue	45,018	45,922	-2%
- of which mobile data	12,669	10,825	-17%
Sales of equipment, accessories and other	123	310	-60%
Adjusted EBITDA	20,524	20,410	1%
Adjusted EBITDA margin	45.5%	44.1%	1.3pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	15.6	15.5	4%
Mobile data customers in millions	9.3	8.3	13%
ARPU in US$	4.0	4.4	-8%
ARPU in DZD	476	501	-5%
TOTAL OPERATING REVENUE
Our Algeria total operating revenue decreased by 6% year-on-year, primarily due to decreased mobile ARPU as a result of price competition in both voice and data service and the devaluation of the local currency. Data revenue growth remained strong due to higher usage and an increase in data customers as a result of the rollout of 4G/LTE network. In functional currency terms, total operating revenue in Algeria decreased by 2% year-on-year.
ADJUSTED EBITDA
Our Algeria Adjusted EBITDA decreased by 3% year-on-year, primarily due to the decrease in total revenues, as discussed above, coupled with an increase in technology and commercial costs offset by capitalization of leasing expenses upon the adoption of IFRS 16. In functional currency terms, our Algeria Adjusted EBITDA increased by 1% year-on-year.

SELECTED PERFORMANCE INDICATORS
The customer base in our Algeria segment increased by 4% year-on-year driven by the success of our new prepaid proposition launched earlier in the year. Our mobile data customers in Algeria increased by 13% year-on-year mainly due to the acceleration of 4G/LTE network deployment and increased smartphone penetration.
In the six months ended June 30, 2019, our mobile ARPU in Algeria decreased by 8% year-on-year to US$4.0, mainly due to continued price competition in both voice and data services and local currency devaluation. In functional currency terms, our mobile ARPU in Algeria decreased by 5% year-on-year.
BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	271	260	4%
Mobile service revenue	264	250	6%
- of which mobile data	53	41	31%
Sales of equipment, accessories and other	6	10	-37%
Adjusted EBITDA	114	91	25%
Adjusted EBITDA margin	42.3%	35.2%	7.1pp
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	22,750	21,676	5%
Mobile service revenue	22,235	20,864	7%
- of which mobile data	4,496	3,411	32%
Sales of equipment, accessories and other	515	812	-37%
Adjusted EBITDA	9,617	7,632	26%
Adjusted EBITDA margin	42.3%	35.2%	7.1pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	32.9	32.0	3%
Mobile data customers in millions	21.1	19.2	10%
ARPU in US$	1.3	1.3	3%
ARPU in BDT	113	110	3%
TOTAL OPERATING REVENUE
Our Bangladesh total operating revenue increased by 4% year-on-year primarily due to an acceleration of service revenue growth following spectrum acquisition in Q1 2018 and enhanced network availability, along with the continued expansion of Banglalink’s distribution footprint. In functional currency terms, total operating revenue in Bangladesh increased by 5% year-on-year.

ADJUSTED EBITDA
Our Bangladesh Adjusted EBITDA increased by 25% year-on-year due to higher revenue and the impact of IFRS 16 adoption as of January 1, 2019. In functional currency terms, our Bangladesh Adjusted EBITDA increased by 26% year-on-year.
SELECTED PERFORMANCE INDICATORS
Customers in our Bangladesh segment increased by 3% year-on-year to 32.9 million. The increase was mainly due to improved distribution and network availability. The number of mobile data customers increased by 10% year-on-year due to increased efforts to attract new customers, successful targeting of voice-only customers and network expansion with the acquisition of additional spectrum and a 4G/LTE license in the first quarter of 2018.
Our mobile ARPU in Bangladesh increased by 3% year-on-year to US$1.3 mainly due to the increase of data ARPU. In functional currency terms, mobile ARPU in Bangladesh increased by 3% year-on-year to BDT 113.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	400	329	22%
Mobile service revenue	372	305	22%
- of which mobile data	195	109	78%
Fixed-line service revenue	25	22	11%
Sales of equipment, accessories and other	3	2	54%
Adjusted EBITDA	256	184	39%
Adjusted EBITDA margin	64.0%	55.8%	8.2pp
RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	10,750	8,785	22%
Mobile service revenue	10,020	8,149	23%
- of which mobile data	5,238	2,915	80%
Fixed-line service revenue	662	593	12%
Sales of equipment, accessories and other	67	43	56%
Adjusted EBITDA	6,880	4,902	40%
Adjusted EBITDA margin	64.0%	55.8%	8.2pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	26.2	26.5	(1)%
Mobile data customers in millions	15.7	13.5	16%
ARPU in US$	2.3	1.9	24%
ARPU in UAH	63	50	25%
TOTAL OPERATING REVENUE
Our Ukraine total operating revenue increased by 22% year-on-year to US$400 million in the six months ended June 30, 2019. The increase was primarily due to strong data revenue growth.
In functional currency terms, our Ukraine total operating revenue increased by 22% year-on-year.
ADJUSTED EBITDA
Our Ukraine Adjusted EBITDA increased by 39% year-on-year to US$256 million in the six months ended June 30, 2019, primarily due to higher revenues, as discussed above, and lower service costs and capitalization of leasing costs upon the adoption of IFRS 16. In functional currency terms, our Ukraine Adjusted EBITDA increased by 40% year-on-year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2019, we had 26.2 million mobile customers in Ukraine, representing a decrease of 1% year-on-year. The decrease was a result of demographic trends in Ukraine and the reduction in multi SIM users. The number of our mobile data customers in Ukraine increased by 16% year-on-year, mainly due to an increased 4G/ LTE user penetration.
In the six months ended June 30, 2019, our mobile ARPU in Ukraine increased by 24% year-on-year to US$2.3 due to data usage growth. In functional currency terms, mobile ARPU in Ukraine increased by 25% to UAH 63.

UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	131	155	-16%
Mobile service revenue	130	154	-16%
- of which mobile data	58	49	18%
Fixed-line service revenue	1	1	-28%
Sales of equipment, accessories and other	1	—	7%
Adjusted EBITDA	67	68	-3%
Adjusted EBITDA margin	51.0%	44.2%	6.8pp
RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2019	2018	2019-2018 change %
Total operating revenue	1,102	1,252	-12%
Mobile service revenue	1,094	1,241	-12%
- of which mobile data	491	400	23%
Fixed-line service revenue	7	9	-25%
Sales of equipment, accessories and other	2	2	13%
Adjusted EBITDA	562	553	2%
Adjusted EBITDA margin	51.0%	44.1%	6.8pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2019	2018	2019-2018 change %
Mobile
Customers in millions	8.7	9.3	-7%
ARPU in US$	2.4	2.7	-10%
ARPU in UZS	20,262	21,694	-7%
Mobile data customers in millions	5.4	5.0	8%
TOTAL OPERATING REVENUE
Our Uzbekistan total operating revenue decreased by 16% year-on-year to US$131 million as a result of the negative impact from the reduction in mobile termination rates and the introduction of the 15% excise tax. In functional currency terms, our Uzbekistan total operating revenue decreased by 12% year-on-year.
ADJUSTED EBITDA
Our Uzbekistan Adjusted EBITDA decreased by 3% year-on-year to US$67 million in the six months ended June 30, 2019, primarily due to the devaluation of the local currency. In functional currency terms, in the six months ended June 30, 2019, our Uzbekistan Adjusted EBITDA increased by 2% year-on-year.

SELECTED PERFORMANCE INDICATORS
As of June 30, 2019, we had 8.7 million mobile customers in our Uzbekistan segment representing a decrease of 7% year-on-year. The decrease was the result of our strategic focus on high value customers. As of June 30, 2019, the number of our mobile data customers in Uzbekistan increased by 8% year-on-year to 5.4million, primarily due to a strengthening of the data network which resulted in increased usage of smartphones and bundled offerings.
In the six months ended June 30, 2019, our mobile ARPU in Uzbekistan was US$2.4, representing a decrease of 10% year-on-year due to decreased voice ARPU partially offset by increased data ARPU. In functional currency terms, mobile ARPU in Uzbekistan decreased by 7% year-on-year.
HQ
Our HQ Adjusted EBITDA was US$236 million for the six months ended June 30, 2019, compared to negative US$134 million for the six months ended June 30, 2018, primarily attributable to a gain of US$350 million relating to a revised arrangement with Ericsson to upgrade core IT systems of VEON’s operating companies. For further details on the revised arrangement with Ericsson refer to Note 4 of the interim condensed consolidated financial statements attached hereto.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
Working capital is defined as current assets less current liabilities.
As of June 30, 2019, we had negative working capital of US$2,096 million, compared to negative working capital of US$1,303 million as of December 31, 2018. The change was primarily due to increased financial liabilities upon adoption of IFRS 16 partially offset by increased trade and other receivables primarily relating to a gain of US$350 million as also discussed above.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short term and foreseeable long-term cash requirements.
CONSOLIDATED CASH FLOW SUMMARY
OPERATING ACTIVITIES
During the six months ended June 30, 2019, net cash flows from operating activities increased to US$1,550 million from US$1,302 million during the six months ended June 30, 2018. The increase was mainly due to lower interest paid during Q2 2019 compared to Q2 2018 and payment received from the revised arrangement with Ericsson.
INVESTING ACTIVITIES
During the six months ended June 30, 2019, our total payments for the purchase of property, equipment and intangible assets amounted to US$825 million compared to US$1,177 million during the six months ended June 30, 2018. The decrease was primarily connected to different phasing in acquisitions of network equipment.
During the six months ended June 30, 2019, we paid US$668 million and we received US$987 million during the six months ended June 30, 2018, both primarily relating to amounts pledged as collateral for the Mandatory Tender Offer (“MTO”) with respect to the acquisition of the non-controlling interest of GTH.
Acquisitions and Dispositions
For information regarding our acquisitions and dispositions, see Notes 5 and 6 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the six months ended June 30, 2019, net cash outflow for financing activities was US$580 million compared to net cash outflow of US$1,333 million during the six months ended June 30, 2018. The change of net cash flows from financing activities was mainly driven by a lower net repayment of borrowings during the six months ended June 30, 2019.
During the six months ended June 30, 2019, we repaid US$1,257 million relating mostly to the maturity of VEON Holdings B.V. bonds that had a notional amount of US$571 million and of Banglalink bonds that had a notional amount of US$300 million, and raised US$1,206 million net of fees paid for borrowings, which related mostly to short-term drawings under the VEON Holdings B.V. Revolving Credit Facility and Syndicated Term Facility utilized by Banglalink to refinance maturing bonds. Other debt movements included drawing and repaying various minor facilities as part of short-term liquidity management as well as scheduled repayments of amortizing loans.

BORROWINGS
As of June 30, 2019, the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$7,419 million, compared to US$7,298 million as of December 31, 2018. As of June 30, 2019, our debt includes overdrawn bank accounts related to a cash-pooling program of US$57 million (December 31, 2018: US$17 million).
As of June 30, 2019, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as cash-pool overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)	Maturity date
VEON Holdings B.V.	Loan from Sberbank	10.0000%	RUB	95,000	1,506	19.05.2022
VEON Holdings B.V.	Loan from Alfa Bank	8.8000%	RUB	17,500	277	30.08.2022
VEON Holdings B.V.	Loan from VTB	8.7500%	RUB	30,000	476	30.08.2022
VEON Holdings B.V.	Notes	3.9500%	USD	600	600	16.06.2021
VEON Holdings B.V.	Notes	7.5043%	USD	417	417	01.03.2022
VEON Holdings B.V.	Notes	5.9500%	USD	529	529	13.02.2023
VEON Holdings B.V.	Notes	4.9500%	USD	533	533	17.06.2024
VEON Holdings B.V.	RCF utilization	4.4106%	USD	310	310	15.07.2019
VEON Holdings B.V.	RCF utilization	4.3829%	USD	300	300	22.07.2019
VEON Holdings B.V.	RCF utilization	4.4024%	USD	50	50	29.07.2019
VEON Holdings B.V.	Cash-pool overdrawn accounts*				45
TOTAL VEON Holdings B.V.					5,043

GTH Finance B.V.	Notes	6.2500%	USD	500	500	26.04.2020
GTH Finance B.V.	Notes	7.2500%	USD	700	700	26.04.2023
TOTAL GTH Finance B.V.					1,200

PJSC VimpelCom	Loan from VIP Finance Ireland (funded by the issuance of loan participation notes by VIP Finance Ireland)	7.7480%	USD	262	262	02.02.2021
PJSC VimpelCom	Other PJSC VimpelCom				17
TOTAL PJSC VimpelCom					279

Pakistan Mobile Communications Limited	Sukuk Certificates	3 months KIBOR + 0.88%	PKR	1,150	7	20.12.2019
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.90%	PKR	2,000	13	23.12.2020
Pakistan Mobile Communications Limited	Loan from ING Bank N.V.	6 months LIBOR + 1.9%	USD	106	106	31.12.2020
Pakistan Mobile Communications Limited	Loan from MCB Bank Limited	6 months KIBOR + 0.8%	PKR	8,000	50	23.12.2020
Pakistan Mobile Communications Limited	Loan from Habib Bank Limited	6 months KIBOR + 0.35%	PKR	5,463	34	29.06.2022
Pakistan Mobile Communications Limited	Syndicated loan facility	6 months KIBOR	PKR	4,364	27	31.12.2023
Pakistan Mobile Communications Limited	Syndicated loan facility	6 months KIBOR	PKR	2,892	18	31.12.2023

Pakistan Mobile Communications Limited	Syndicated loan facility	6 months KIBOR + 0.35%	PKR	17,000	107	29.06.2022
Pakistan Mobile Communications Limited	Other Pakistan Mobile Communications Limited				29
TOTAL Pakistan Mobile Communications Limited					391

Banglalink Digital Communications Ltd.	Syndicated loan facility	3 months LIBOR + 2%	USD	300	300	02.05.2019
Banglalink Digital Communications Ltd.	Syndicated loan facility	Average bank deposit rate + 4.25%	BDT	8,614	102	24.12.2022
Banglalink Digital Communications Ltd.	Syndicated loan facility	Average bank deposit rate + 3.0%	BDT	2,442	29	24.12.2020
TOTAL Banglalink Digital Communications Ltd.					431

Optimum Telecom Algérie S.p.A.	Syndicated loan facility	Bank of Algeria Re-Discount Rate + 2.0% (floor 5.5%)	DZD	7,500	63	30.12.2019
TOTAL Optimum Telecom Algérie S.p.A.					63

Other entities	Cash-pool overdrawn accounts*				12
Total VEON consolidated					7,419
* As of June 30, 2019, some bank accounts forming part of a cash pooling program and being an integral part of VEON’s cash management remained overdrawn by US$57 million. Even though the total balance of the cash pool remained positive, VEON has no legally enforceable right to set-off and therefore the overdrawn accounts are presented as financial liabilities and form part of our debt.
For additional information on our outstanding indebtedness, please refer to Note 7 of our unaudited interim condensed consolidated financial statements attached hereto.
FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six months ended June 30, 2019, our capital expenditures excluding licenses and excluding right-of-use assets were US$838 million compared to US$757 million in the six months ended June 30, 2018. The increase in capital expenditures excluding licenses and excluding right-of-use assets was primarily due to continued investments in network development in Russia.
We expect that our capital expenditures excluding licenses and excluding right-of-use assets in 2019 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Russia, Algeria, Bangladesh, Pakistan and Ukraine. We expect that these expenditures will continue to be significant throughout the remainder of 2019.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	Cash we currently hold;

•	Operating cash flows;

•	Borrowings under bank financings, including credit lines currently available to us;

•	Syndicated loan facilities; and

•	Issuances of debt securities on local and international capital markets.
As of June 30, 2019, we had an undrawn amount of US$2,089 million under existing credit facilities.
Management expects that positive cash flows from our current operations will continue to provide us with internal sources of funds. The availability of external financing depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, the financial position of international and local banks, the willingness of international banks to lend to our companies and the liquidity of international and local capital markets.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2019, the largest currency exposure risks for our group were in relation to the Russian ruble, the Pakistani rupee, the Algerian dinar, the Bangladeshi taka, the Ukrainian hryvnia and the Uzbek som, because the majority of our cash flows from operating activities in Russia, Pakistan, Algeria, Bangladesh, Ukraine and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of June 30, 2019, we held approximately 49% of our readily available cash and bank deposits in U.S. dollars (excluding the collateral deposit for the MTO of US$668 million which is also held in US dollars) in order to hedge against the risk of functional currency devaluation. We also hold part of our debt in Russian rubles and other currencies to manage this risk. Nonetheless, if the U.S. dollar value of the Russian ruble, Algerian dinar, Pakistani rupee, Bangladeshi taka, Ukrainian hryvnia or Uzbek som were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.
For more information on risks associated with currency exchange rates, see the section of our 2018 Annual Report entitled “Item 3—Key Information—D. Risk Factors— Market Risks —We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature.
As of June 30, 2019, the interest rate risk on the financing of our group was limited as 83% of our group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods
ended June 30, 2019

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2019	2018*	2019	2018*

Service revenues		4,085	4,292	2,080	2,136
Sale of equipment and accessories		201	161	112	100
Other revenues / other income		99	67	69	34
Total operating revenues	2	4,385	4,520	2,261	2,270

Service costs		(758)	(873)	(390)	(435)
Cost of equipment and accessories		(206)	(155)	(116)	(96)
Selling, general and administrative expenses		(1,479)	(1,781)	(761)	(882)
Other operating gains / (losses)	4	350	—	—	—
Depreciation		(812)	(691)	(409)	(337)
Amortization		(205)	(256)	(111)	(130)
Impairment (loss) / reversal		(10)	(10)	(4)	(7)
Gain / (loss) on disposal of non-current assets		(14)	(37)	(7)	(20)
Gain / (loss) on disposal of subsidiaries		1	20	1	20

Operating profit		1,252	737	464	383

Finance costs		(421)	(423)	(210)	(206)
Finance income		28	31	14	12
Other non-operating losses, net		14	(25)	10	(16)
Net foreign exchange gain / (loss)		(8)	1	(22)	(11)
Profit / (loss) before tax		865	321	256	162
Income tax expense	3	(260)	(253)	(181)	(136)
Profit / (loss) from continuing operations		605	68	75	26
Profit / (loss) after tax from discontinued operations		—	(300)	—	(170)
Profit / (loss) for the period		605	(232)	75	(144)
Attributable to:
The owners of the parent (continuing operations)		565	46	70	28
The owners of the parent (discontinued operations)		—	(300)	—	(170)
Non-controlling interest		40	22	5	(2)
		605	(232)	75	(144)
Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent:
from continuing operations		$0.32	$0.03	$0.04	$0.02
from discontinued operations		$0.00	($0.17)	$0.00	($0.10)
Total		$0.32	($0.14)	$0.04	($0.08)

*	Prior year comparatives are restated following the retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2019	2018*	2019	2018*

Profit / (loss) for the period		605	(232)	75	(144)
Items that may be reclassified to profit or loss
Net movement on cash flow hedges		—	(2)	—	1
Share of other comprehensive income / (loss) of Italy Joint Venture		—	(18)	—	(6)
Foreign currency translation		22	(347)	(34)	(380)
Other comprehensive income / (loss) for the period, net of tax		22	(367)	(34)	(385)
Total comprehensive income / (loss) for the period, net of tax		627	(599)	41	(529)
Attributable to:
The owners of the parent		640	(534)	76	(450)
Non-controlling interests		(13)	(65)	(35)	(79)
		627	(599)	41	(529)

*	Prior year comparatives are restated following the retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of

(In millions of U.S. dollars)	Note	June 30, 2019	December 31, 2018
Assets
Non-current assets
Property and equipment	5	7,194	4,932
Intangible assets	6	1,729	1,854
Goodwill	6	3,971	3,816
Deferred tax assets		139	197
Other assets		154	193
Total non-current assets		13,187	10,992

Current assets
Inventories		178	141
Trade and other receivables		654	577
Financial assets	7	762	88
Current income tax assets		52	112
Other assets		337	367
Assets held for sale		18	17
Cash and cash equivalents	8	1,331	1,808
Total current assets		3,332	3,110

Total assets		16,519	14,102

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		4,000	3,670
Non-controlling interests		(1,010)	(891)
Total equity		2,990	2,779

Non-current liabilities
Financial liabilities	7	7,777	6,567
Provisions		126	110
Deferred tax liabilities		156	180
Other liabilities		42	53
Total non-current liabilities		8,101	6,910

Current liabilities
Trade and other payables		1,565	1,432
Financial liabilities	7	2,296	1,289
Provisions		190	234
Current income tax payables		144	196
Other liabilities		1,227	1,258
Liabilities held for sale		6	4
Total current liabilities		5,428	4,413

Total equity and liabilities		16,519	14,102
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2018		1,749,127,404	2	12,753	743	(1,412)	(8,416)	3,670	(891)	2,779
Adjustments arising due to IFRS 16	14	—	—	—	—	(3)	—	(3)	(1)	(4)
As of January 1, 2019		1,749,127,404	2	12,753	743	(1,415)	(8,416)	3,667	(892)	2,775
Profit / (loss) for the period		—	—	—	—	565	—	565	40	605
Other comprehensive income / (loss)		—	—	—	—	1	74	75	(53)	22
Total comprehensive income / (loss)		—	—	—	—	566	74	640	(13)	627
Dividends declared	10	—	—	—	—	(297)	—	(297)	(108)	(405)
Other		—	—	—	1	(11)	—	(10)	3	(7)
As of June 30, 2019		1,749,127,404	2	12,753	744	(1,157)	(8,342)	4,000	(1,010)	2,990
for the six-month period ended June 30, 2018

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
As of December 31, 2017 *		1,749,127,404	2	12,753	729	(1,486)	(7,667)	4,331	(441)	3,890
Adjustments arising due to IFRS 9 and IFRS 15		—	—	—	—	46	—	46	11	57
As of January 1, 2018 *		1,749,127,404	2	12,753	729	(1,440)	(7,667)	4,377	(430)	3,947
Profit / (loss) for the period *		—	—	—	—	(254)	—	(254)	22	(232)
Other comprehensive income / (loss) *		—	—	—	(18)	(3)	(259)	(280)	(87)	(367)
Total comprehensive income / (loss) *		—	—	—	(18)	(257)	(259)	(534)	(65)	(599)
Dividends declared		—	—	—	—	(299)	—	(299)	(92)	(391)
Other		—	—	—	3	(16)	(9)	(22)	11	(11)
As of June 30, 2018		1,749,127,404	2	12,753	714	(2,012)	(7,935)	3,522	(576)	2,946

*	Prior year comparatives are restated following the retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	5

for the three-month period June 30, 2019

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
March 31, 2019		1,749,127,404	2	12,753	744	(1,217)	(8,349)	3,933	(898)	3,035
Profit / (loss) for the period		—	—	—	—	70	—	70	5	75
Other comprehensive income / (loss)		—	—	—	—	(1)	7	6	(40)	(34)
Total comprehensive income / (loss)		—	—	—	—	69	7	76	(35)	41
Dividends declared	10	—	—	—	—	—	—	—	(84)	(84)
Other		—	—	—	—	(9)	—	(9)	7	(2)
June 30, 2019		1,749,127,404	2	12,753	744	(1,157)	(8,342)	4,000	(1,010)	2,990

for the three-month period June 30, 2018

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity
March 31, 2018		1,749,127,404	2	12,753	713	(1,852)	(7,622)	3,994	(416)	3,578
Profit / (loss) for the period *		—	—	—	—	(142)	—	(142)	(2)	(144)
Other comprehensive income / (loss) *		—	—	—	(1)	(3)	(304)	(308)	(77)	(385)
Total comprehensive income / (loss) *		—	—	—	(1)	(145)	(304)	(450)	(79)	(529)
Dividends declared		—	—	—	—	—	—	—	(92)	(92)
Other		—	—	—	2	(15)	(9)	(22)	11	(11)
June 30, 2018		1,749,127,404	2	12,753	714	(2,012)	(7,935)	3,522	(576)	2,946

*	Prior year comparatives are restated following the retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30

(In millions of U.S. dollars)	Note	2019	2018*

Operating activities
Profit / (loss) before tax from continuing operations		865	321
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		1,027	957
Gain / (loss) on disposal of non-current assets		14	37
Gain / (loss) on disposal of subsidiaries		(1)	(20)
Finance costs		421	423
Finance income		(28)	(31)
Other non-operating losses		(14)	25
Net foreign exchange gain		8	(1)

Changes in trade and other receivables and prepayments		(180)	181
Changes in inventories		(27)	(120)
Changes in trade and other payables		(14)	100
Changes in provisions, pensions and other		46	7

Interest paid		(358)	(397)
Interest received		32	32
Income tax paid		(241)	(212)
Net cash flows from operating activities		1,550	1,302

Investing activities
Purchase of property, plant and equipment and intangible assets		(825)	(1,177)
Receipts from / (payment on) deposits	4	(662)	1,042
Receipts from / (investment in) financial assets		(16)	36
Other proceeds from investing activities, net		24	9
Net cash flows from / (used in) investing activities		(1,479)	(90)

Financing activities
Proceeds from borrowings, net of fees paid**	7	1,206	607
Repayment of borrowings		(1,257)	(1,643)
Repayment of lease liabilities (principal element of lease payments)		(167)	—
Acquisition of non-controlling interest		(5)	—
Dividends paid to owners of the parent		(295)	(286)
Dividends paid to non-controlling interests		(62)	(11)
Net cash flows from / (used in) financing activities		(580)	(1,333)

Net (decrease) / increase in cash and cash equivalents		(509)	(121)
Net foreign exchange difference		(8)	(51)
Cash and cash equivalents at beginning of period		1,791	1,314
Cash and cash equivalents at end of period, net of overdrafts***	8	1,274	1,142

*
Prior year comparatives are restated following the retrospective reversal of reclassification of Deodar assets and liabilities as held for sale and retrospective recognition of depreciation and amortization charges in 2018.

**	Fees paid for borrowings were US$14 (2018: US$5).

***	Overdrawn amount was US$57 (2018: US$201)
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Global Select Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).

Major developments during the six-month period ended June 30, 2019
On January 1, 2019, the Company adopted a new accounting standard – IFRS 16 Leases – using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and comparatives were not restated. For further details please refer to Note 14.
On June 26, 2019, the Egyptian Financial Regulatory Authority ("FRA") approved an application submitted by VEON Holdings B.V. for a mandatory tender offer for any and all of the outstanding shares of Global Telecom Holding S.A.E. which are not owned by VEON. For further details please refer to Note 4.
In February 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years. The parties have signed binding terms to vary the existing agreements and as a result, VEON received US$350 during the first half of 2019. For further details please refer to Note 4.

2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately due to different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Management does not analyze assets or liabilities by reportable segments.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“Capital expenditures exc. licenses & ROU”).
As of January 1, 2019, the Company adopted the new accounting standard IFRS 16 Leases. Accordingly, operating lease expenses are no longer recorded in the income statement but are instead considered in recording a lease liability in the statement of financial position. The Company applied a modified retrospective approach, which means that prior period comparatives were not restated. Refer to Note 14 for more details. As a result, Adjusted EBITDA in 2019 is not comparable to Adjusted EBITDA 2018. The impact on Adjusted EBITDA 2019 stemming from IFRS 16 is set out in the table below.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

	Six-month period ended June 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Russia	2,160	2,330	12	10	2,172	2,340	1,911	2,039	261	301
Pakistan	690	729	20	2	710	731	709	731	1	0
Algeria	378	400	1	2	379	402	379	402	—	0
Bangladesh	271	260	—	0	271	260	271	260	—	0
Ukraine	383	318	17	11	400	329	372	306	28	23
Uzbekistan	131	155	—	—	131	155	130	154	1	1
All others	372	328	(50)	(25)	322	303	248	259	74	44
Total segments	4,385	4,520	—	—	4,385	4,520	4,020	4,151	365	369

	Three-month period ended June 30
	External						Of which:
	customers		Inter-segment		Total revenue		Mobile		Fixed
Revenue	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Russia	1,118	1,168	6	6	1,124	1,174	992	1,029	132	145
Pakistan	338	362	10	1	348	363	347	363	1	—
Algeria	186	199	1	—	187	199	187	199	—	—
Bangladesh	137	131	—	—	137	131	137	131	—	—
Ukraine	203	167	9	6	212	173	197	162	15	12
Uzbekistan	67	79	—	—	67	79	67	78	—	—
All others	212	164	(26)	(13)	186	151	149	127	37	24
Total segments	2,261	2,270	—	—	2,261	2,270	2,076	2,089	185	181

	Six-month period ended June 30				Three-month period ended June 30
	Adjusted EBITDA		Capital expenditures exc. licenses & ROU		Adjusted EBITDA		Capital expenditures exc. licenses & ROU
Other disclosures	2019	2018 *	2019	2018	2019	2018 *	2019	2018
Russia	966	884	462	373	498	441	236	215
Pakistan	369	349	118	123	186	174	67	57
Algeria	172	178	48	42	83	87	30	28
Bangladesh	114	91	37	76	54	44	23	21
Ukraine	256	184	67	61	138	95	38	35
Uzbekistan	67	68	39	26	35	34	14	17
HQ	236	(134)	1	7	(60)	(54)	1	4
Other	112	91	66	49	60	36	40	25
Total segments	2,292	1,711	838	757	994	857	449	402
* Impact from IFRS 16 is not included in the 2018 comparative numbers following a modified retrospective approach.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table provides the reconciliation of consolidated Adjusted EBITDA to Profit / (loss) before tax for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2019	2018	2019	2018
Total Segments Adjusted EBITDA	2,292	1,711	994	857
Depreciation	(812)	(691)	(409)	(337)
Amortization	(205)	(256)	(111)	(130)
Impairment (loss) / reversal	(10)	(10)	(4)	(7)
Gain / (loss) on disposal of non-current assets	(14)	(37)	(7)	(20)
Gain / (loss) on disposal of subsidiaries	1	20	1	20
Finance costs	(421)	(423)	(210)	(206)
Finance income	28	31	14	12
Other non-operating losses, net	14	(25)	10	(16)
Net foreign exchange gain / (loss)	(8)	1	(22)	(11)
Profit / (loss) before tax	865	321	256	162
The following table provides the details that the adoption of IFRS 16 had on Adjusted EBITDA for the six and three-month periods ended June 30 for each operating segment:

	Six-month period June 30, 2019			Three months ended June 30, 2019
	Adjusted EBITDA pre-IFRS 16	Impact of IFRS 16	Adjusted EBITDA post-IFRS 16	Adjusted EBITDA pre-IFRS 16	Impact of IFRS 16	Adjusted EBITDA post-IFRS 16
Russia	799	167	966	413	85	498
Pakistan	345	24	369	175	11	186
Algeria	155	17	172	74	9	83
Bangladesh	94	20	114	44	10	54
Ukraine	245	11	256	132	6	138
Uzbekistan	64	3	67	33	2	35
HQ	231	5	236	(65)	5	(60)
Other	104	8	112	59	1	60
Total segments	2,037	255	2,292	865	129	994
3    INCOME TAXES
Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2019	2018	2019	2018
Current income taxes	250	296	163	164
Deferred income taxes	10	(43)	18	(28)
Income tax expense	260	253	181	136
Effective tax rate*	30.1%	78.8%	70.7%	84.0%

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

* Effective tax rate for prior year comparatives has been recalculated based on restated profit / (loss) before tax, arising from the retrospective recognition of depreciation and amortization charges in respect of Deodar in 2018.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2019 (30.1% and 70.7%, respectively) was primarily driven by profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.
The difference between the statutory tax rate in the Netherlands (25.0%) and the effective corporate income tax rate for the Group in the six and three-month periods ending June 30, 2018 (78.8% and 84.0%, respectively) was primarily driven by profitability in countries with a higher nominal rate and income tax losses, primarily within holding entities in the Netherlands, for which no deferred tax-asset has been recognized.

4    SIGNIFICANT TRANSACTIONS
Mandatory tender offer application in relation to GTH
On February 10, 2019, VEON submitted an application to the Egyptian Financial Regulatory Authority (the "FRA") to approve a mandatory tender offer by VEON Holdings B.V. for any and all of the outstanding shares of GTH which are not owned by VEON (up to 1,997,639,608 shares, representing approximately 42.31% of GTH's issued shares) (the "MTO"). On June 26, 2019, the FRA approved the MTO at an adjusted offer price of EGP 5.08 per share. The MTO commenced on July 2, 2019, and is expected to end on August 6, 2019. No liability was established as of June 30, 2019. The MTO will be funded by cash on hand and/or the utilization of undrawn credit facilities. Any increase of the Company's interest in GTH will be accounted for directly in equity upon closing of the transaction. During the six months ended June 30, 2019, following the original submission of the MTO application on February 10, 2019, the Company deposited a collateral of US$668, which is recorded as a current financial asset on the statement of financial position and represents a cash outflow from investing activities in the statement of cash flows. To further simplify the VEON Group's corporate structure, following a successful completion of the MTO and the requisite shareholder approval, it is anticipated that GTH will be delisted from the Egyptian Exchange (the "EGX"). Furthermore, VEON submitted an offer to GTH to acquire substantially all of its operating assets, subject to successful completion of the MTO and delisting. The asset transfers will be conducted at the imputed MTO valuation.
Settlement of GTH Taxes
On June 26, 2019, GTH reached agreement with the Egyptian Tax Authority ("ETA") to settle all outstanding tax liabilities of GTH and its Egyptian subsidiaries for a total amount of US$136 (the "GTH Tax Settlement"). The GTH Tax Settlement is in respect of tax liabilities of GTH and its Egyptian subsidiaries for the tax years 2000 through 2018. From June 26, 2019, following the first settlement payment of US$54 by GTH to the ETA, GTH is released in relation to tax years from 2006 through 2007 and 2010 through 2018. In respect of the years 2000 through 2005 and 2008 through 2009 for GTH and all years up to and including 2018 for GTH's Egyptian subsidiaries, the tax releases are expected to take effect immediately on the payment of the second settlement of US$82 by no later than December 31, 2019, at which time GTH is expected to delist from EGX. The respective liabilities to the tax authorities have been increased by US$55.
Revised technology infrastructure partnership with Ericsson
On February 25, 2019, the Company announced a revised arrangement with Ericsson to upgrade its core IT systems in several countries in the coming years and to release Ericsson from the development and delivery of the Full Stack Revenue Manager Solution. This revised arrangement enables VEON to continue upgrading IT infrastructure with new digital business support systems (DBSS) using existing software from Ericsson which is already deployed in certain operating companies within VEON. The parties signed binding terms to vary the existing agreements and as a result VEON received US$350 during the first half of 2019. The settlement amount was recorded in the income statement within ‘Other operating gains / (losses)’.
Termination of joint operation in Kazakhstan
In April 2019, the Group received a settlement amount of US$38 from Kcell Joint Stock Company (“Kcell”), related to the termination of the network sharing agreement between Kcell and our subsidiary in Kazakhstan.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

5    PROPERTY AND EQUIPMENT
The movement in property and equipment for the six and three-month periods ended June 30 included the following:

	Six-month period		Three-month period
	2019	2018	2019	2018
Right-of-use assets upon adoption of IFRS 16 (Note 14)	2,023	—	—	—
Cost of acquired right-of-use assets	153	—	97	—
Cost of other acquired assets (excluding right-of-use assets)	746	647	354	333
Net book value of assets disposed	29	44	10	20
Right-of-use assets arising from lease contract primarily relate to land for network sites, network infrastructure and equipment and buildings.
6    INTANGIBLE ASSETS
There were no material changes to intangible assets during the six and three-month periods ended June 30.
The ex-Warid license renewal was due in May 2019. Pursuant to directions from the Islamabad High Court, the Pakistan Telecommunication Authority (“PTA”) issued a license renewal decision on July 22, 2019 requiring payment of US$40 per MHz for 900 MHz spectrum and US$30 per MHz for 1800 MHz spectrum, equating to an aggregate price of approximately US$450 (excluding applicable taxes of approximately 13%). The PTA's decision can be appealed to the Islamabad High Court before August 21, 2019.
GOODWILL
The movement in goodwill for the Group, per cash generating unit (“CGU”), consisted of the following for the six-month period ended June 30, 2019:

CGU	June 30, 2019	Currency translation	December 31, 2018
Russia	2,222	204	2,018
Algeria	1,172	(4)	1,176
Pakistan	325	(46)	371
Kazakhstan	155	2	153
Kyrgyzstan	54	—	54
Uzbekistan	43	(1)	44
Total	3,971	155	3,816
Goodwill is tested for impairment annually (at October 1) or when circumstances indicate the carrying value may be impaired. The Company’s impairment test for goodwill is primarily based on fair value less cost of disposal calculations that use a discounted cash flow model. The key assumptions used to determine the recoverable amount for the different CGU’s were disclosed in the annual consolidated financial statements as of and for the year ended December 31, 2018.
The Company considers the relationship between its market capitalization and its book value, as well as weighted average cost of capital and the quarterly financial performances of each CGU when reviewing for indicators of impairment in interim periods.
There was no goodwill impairment recorded in the first half of 2019 (2018: nil).

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

7    FINANCIAL ASSETS AND LIABILITIES

	June 30, 2019	December 31, 2018
Financial assets
Financial assets at fair value
Derivatives not designated as hedges	8	14
Derivatives designated as net investment hedges	—	45
Investments in debt instruments *	45	36
Other	—	3
	53	98

Financial assets at amortized cost
Cash pledged as collateral (see Note 4)	668	31
Other investments	49	17
	717	48

Total financial assets	770	146
Non-current	8	58
Current	762	88
* Investments in debt instruments relate primarily to government bonds and are measured at fair value through other comprehensive income (with recycling).

	June 30, 2019	December 31, 2018
Financial Liabilities
Financial liabilities at fair value
Derivatives not designated as hedges	52	65
Derivatives designated as net investment hedges	92	—
Contingent consideration	33	40
Other	—	2
	177	107

Financial liabilities at amortized cost
Bank loans and bonds - principal	7,419	7,298
Bank loans and bonds - accrued interest and unamortized fees	58	68
Lease liabilities	2,097	—
Put-option liability over non-controlling interest	271	306
Other financial liabilities	51	77
	9,896	7,749

Total financial liabilities	10,073	7,856
Non-current	7,777	6,567
Current	2,296	1,289

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Significant changes in financial assets and financial liabilities
There were no significant changes in financial assets and liabilities in the six-month period ended June 30, 2019, except for the scheduled repayments of debt, adoption of IFRS 16 Leases, or as described below. Furthermore, there were no changes in risks and risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
Cash pledged as collateral
During the six months ended June 30, 2019, following the original submission of the MTO application on February 10, 2019, the Company deposited a collateral of US$668, which is recorded as a financial asset. See Note 4 for further details.
Banglalink Digital Communications Limited new syndicated term facility agreement
On April 25, 2019, the Company announced that its subsidiary, Banglalink Digital Communications Limited (“Banglalink”), entered into a new US$300 syndicated term facility agreement with several international banks. The facility is guaranteed by VEON Holdings B.V. for nil consideration. The facility has a tenor of 12 months with extension options for another 24 months upon agreement with the lenders, and was used to refinance the principal amount of Banglalink’s US$300 bond that matured on May 6, 2019.
VEON Holdings B.V. new term facility agreement
On June 26, 2019, VEON Holdings B.V. entered into a new US$600 short-term credit facility agreement with an international bank, which was not utilized as of June 30, 2019.
Pakistan Mobile Communications Limited new bilateral term facility
On June 19, 2019, Pakistan Mobile Communications Limited ("PMCL") entered into a bilateral secured PKR 14,369 million term facility with a local bank. The facility has a tenor of 7 years and bears interest at 6-month KIBOR increased by a margin of 0.75% per annum. The security is on comparable terms to PMCL's existing debt.
Pakistan Mobile Communications Limited new syndicated term facility and Islamic facility
In June 2019, PMCL entered into a secured syndicated term facility and an Islamic financing facility for a joint amount of up to PKR 45,000 million and a period of up to 7 years. The cost of both facilities corresponds to 6-month KIBOR increased by a margin of 0.75% per annum. The security is on comparable terms to PMCL's existing debt.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above, with the exception of:

•	'Bank loans and bonds, including interest accrued', for which fair value is equal to US$7,704 at June 30, 2019 (December 31, 2018: US$7,430); and

•	'Lease liabilities', for which fair value has not been determined.
Fair values were estimated based on quoted market prices (for bonds), derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile.
As of June 30, 2019 and December 31, 2018, the Group recognized financial instruments at fair value in the statement of financial position, all of which were measured based on Level 2 inputs, except for Contingent consideration, for which fair value is classified as Level 3. Observable inputs (Level 2) used in valuation techniques include inter-bank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads. During the six-month period ended June 30, 2019, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

A reconciliation of movements relating to Contingent consideration is shown below:

Level 3 fair value movements	Contingent consideration

As of December 31, 2018	40
Fair value changes recognized in the income statement	(7)
As of June 30, 2019	33
All impairment losses and changes in fair values of financial instruments are unrealized and are recorded in “Other non-operating losses” in the consolidated income statement.
8    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2019	December 31, 2018
Cash at banks and on hand	757	756
Short-term deposits with original maturity of less than three months	574	1,052
Cash and cash equivalents	1,331	1,808
Less overdrafts	(57)	(17)
Cash and cash equivalents, net of overdrafts (as presented in the consolidated statement of cash flows)	1,274	1,791
As of June 30, 2019 and December 31, 2018, there were no restricted cash and cash equivalent balances. Cash balances as of June 30, 2019 include investments in money market funds of US$87 (December 31, 2018: US$349).
As of June 30, 2019, some bank accounts forming part of a cash pooling program and being an integral part of the Company’s cash management remained overdrawn by US$57 (2018: US$17). Even though the total balance of the cash pool remained positive, the Company has no legally enforceable right of set-off and therefore the overdrawn accounts are presented as financial liabilities within the statement of financial position. At the same time, because the overdrawn accounts are an integral part of the Company’s cash management, they were included as cash and cash equivalents within the statement of cash flows.
9    ISSUED CAPITAL
As of June 30, 2019, the Company’s largest shareholders and remaining free float are as follows:

Shareholder	Common shares	% of common and voting shares
L1T VIP Holdings S.à r.l. (“LetterOne”)	840,625,001	47.9%
Telenor East Holding II AS (“Telenor”)	156,703,840	8.9%
Stichting Administratiekantoor Mobile Telecommunications Investor *	145,947,562	8.3%
Free Float, including 7,603,731 shares held by a subsidiary of the Company	613,454,732	34.9%
Total outstanding common shares	1,756,731,135	100.0%
* LetterOne is the holder of the depositary receipts issued by Stichting and is therefore entitled to the economic benefits (dividend payments, other distributions and sale proceeds) of such depositary receipts. According to the conditions of administration entered into between Stichting and LetterOne, Stichting has the power to vote and direct the voting of, and the power to dispose and direct the disposition of, the ADSs, in its sole discretion.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

10    DIVIDENDS PAID AND PROPOSED
On February 25, 2019, the Company announced that the VEON's Board of Directors had approved a final dividend of US 17 cents per share, bringing total 2018 dividends to US 29 cents per share. The record date for the Company’s shareholders entitled to receive the final dividend payment was March 8, 2019. The final dividend was paid on March 20, 2019. The Company made appropriate tax withholdings of up to 15% when the dividend was paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the final dividend of US 17 cents was paid in euro.

11    RELATED PARTIES
For the six and three-month periods ended June 30, there were no material transactions and there were no material balances recognized with related parties as of this date.
COMPENSATION OF KEY MANAGEMENT PERSONNEL OF THE COMPANY
Value growth cash-based long-term incentive plans
The carrying value of obligations under the Value-growth cash based long-term incentive plan (the “LTI Plan”) as of June 30, 2019 and December 31, 2018, respectively, was equal to US$29 and US$35. Included within ‘Selling, general and administrative expenses’ for the six and three-month periods ended June 30, 2019, respectively, is an expense of US$6 (2018: expense of US$42) and a gain of US$2 (2018: US$5 gain) relating to share-based payment expense under the LTI Plan.
12    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed elsewhere in these interim condensed consolidated financial statements, there were no material risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2019, and there were no material changes during the same period to the risks, commitments, contingencies and uncertainties as disclosed in the Note 8 and Note 9 in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
As a result of the adoption of IFRS 16 all lease commitments were included into lease liabilities recognized in the interim condensed consolidated statement of financial position as of January 1, 2019. For reconciliation of the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized on January 1, 2019 please refer to Note 14.
13    EVENTS AFTER THE REPORTING PERIOD
On August 1, 2019, the Company announced that the VEON’s Board of Directors approved the distribution of an interim gross dividend of US 13 cents per share for 2019, with a record date of August 14, 2019, compared to US 12 cents in Q2 2018. The Company makes appropriate tax withholdings of up to 15% when the dividend is being paid to the Company’s share depositary, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, the interim dividend of US 13 cents will be paid in Euro.
14    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2018.
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements as of and for the year ended December 31, 2018.
A number of new and amended standards became effective as of January 1, 2019, the impact of which is described below. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.
IFRIC 23 ‘Uncertainty over income tax treatments’
The interpretation clarifies the application of recognition and measurement requirements in IAS 12 ‘Income Taxes’ when there is uncertainty over income tax treatments. The Group has assessed the impact of IFRIC 23, which was not material to the financial statements of the Group upon adoption in 2019.
IFRS 16 ‘Leases’
IFRS 16 replaced IAS 17 Leases, the former lease accounting standard and became effective on January 1, 2019. Under the new lease standard, assets leased by the Company are being recognized on the statement of financial position of the Company with a corresponding liability.
In 2018, the Group has performed a detailed impact assessment of IFRS 16 and the impact on its adoption was as follows:

	December 31, 2018	Impact of IFRS 16	January 1, 2019
Assets
Non-current assets
Property and equipment
Property and equipment	4,932	(71)	4,861
Right-of-use assets	—	2,023	2,023
Intangible assets	1,854	(15)	1,839
Goodwill	3,816	—	3,816
Deferred tax assets	197	—	197
Other financial assets	193	(1)	192
Total non-current assets	10,992	1,936	12,928

Current assets
Trade and other receivables	577	—	577
Other current assets	2,516	(61)	2,455
Total current assets	3,093	(61)	3,032

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

Assets classified as held for sale	17	4	21

Total assets	14,102	1,879	15,981

Equity
Equity attributable to equity owners of the parent	3,670	(3)	3,667
Non-controlling interests	(891)	(1)	(892)
Total equity	2,779	(4)	2,775

Non-current liabilities
Financial liabilities	6,567	(45)	6,522
Provisions	110	—	110
Lease liabilities	—	1,638	1,638
Deferred tax liabilities	180	—	180
Other liabilities	53	(9)	44
Total non-current liabilities	6,910	1,584	8,494

Current liabilities
Trade and other payables	1,432	(54)	1,378
Other financial liabilities	1,289	(6)	1,283
Lease liabilities	—	361	361
Provisions	398	(3)	395
Other liabilities	1,290	(3)	1,287
	4,409	295	4,704

Liabilities associated with assets held for sale	4	4	8

Total equity and liabilities	14,102	1,879	15,981
The Company, as a lessee, recognizes a right-of-use asset and a lease liability on the lease commencement date.
Upon initial recognition, the right-of-use asset is measured as the amount equal to the initially measured lease liability adjusted for lease prepayments, initial direct cost, lease incentives and the discounted estimated asset retirement obligation. Subsequently, the right-of-use asset is measured at cost net of any accumulated depreciation and accumulated impairment losses. Depreciation is calculated on a straight-line basis over the shorter estimated useful lives of the right-of-use assets or the lease term.
The lease liability was measured upon initial recognition at the present value of the future lease and related fixed services payments over the lease term, discounted with the country specific incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. Subsequently lease liabilities are measured at amortized cost using the effective interest rate method.
Right-of-use assets and lease liabilities will be remeasured subsequently if one of the following events occurs:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

•	Change in lease price due to indexation or rate which has become effective in reporting period

•	Modifications to the lease contract

•	Reassessment of the lease term
Leases of non-core assets and not related to the main operating activities of the Group, which are short-term in nature (less than 12 months including extension options) and leases of low-value items are expensed in the income statement as incurred.
Transition
The Company adopted IFRS 16 on the date the standard became effective, January 1, 2019. The Group adopted the standard using the modified retrospective approach. This means that the cumulative impact of the adoption was recognized in retained earnings as of January 1, 2019 and that comparatives were not restated.
The Group used the following practical expedients when adopting IFRS 16 on its effective date:

•
IFRS 16 applied only to contracts that were previously assessed as leases in accordance with the previous IFRS standards (IAS 17 Leases and IFRIC 4 Determining whether and Arrangement contains a Lease);

•	a single discount rate applied to a portfolio of leases with reasonably similar characteristics as permitted by IFRS 16;

•	initial direct cost was excluded from the measurement of the right-of-use asset as at January 1, 2019;

•	the Group’s onerous contract provision process used as the impairment assessment of right-of-use assets upon transition.
The weighted-average incremental rate applied to lease liabilities recognized on January 1, 2019 was 9.62%.
Carrying values of property and equipment and financial liabilities related to finance leases as of December 31, 2018 were reclassified to right-of-use assets and lease liabilities, respectively on January 1, 2019. These carrying values related to finance leases were not remeasured at the transition date.
Significant judgments upon adoption IFRS 16
IFRS 16 requires the Company to assess the lease term as the non-cancelable lease term in line with the lease contract together with the period for which the Company has extension options which the Company is reasonably certain to exercise and the periods for which the Company has termination options for which the Company is not reasonably certain to exercise those termination options.
A significant portion of the lease contracts included within Company’s lease portfolio includes lease contracts which are extendable through mutual agreement between VEON and the lessor or lease contracts which are cancelable by the Company on immediately or on short notice. In assessing the lease term for the adoption of IFRS 16, the Company concluded that these cancelable future lease periods should be included within the lease term, which represents an increase to the future lease payments used in determining the lease liability upon initial recognition. The reasonably certain period used to determine the lease term is based on facts and circumstances related to the underlying leased asset and lease contracts.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table reconciles the Company’s operating lease commitments as of December 31, 2018, to the lease liabilities recognized upon initial application of IFRS 16 on January 1, 2019.

US$

Operating lease commitments as of December 31, 2018	632
Increase in lease commitments of cancelable leases included in reasonably certain lease term	1,846
Use of IFRS 16 practical expedients (old lease accounting continues for exceptions)	(4)
Leases commencing subsequent to transition date committed to as of December 31, 2018	(47)
Accruals included in the lease liability calculation	59
Other	22
Total undiscounted lease payments which are reasonably certain	2,508

Discounting effect using incremental borrowing rate	(559)
IAS 17 finance lease liabilities recognized on balance sheet as of December 31, 2018 (discounted)	54

IFRS 16 Lease liability recognized on balance sheet as of January 1, 2019	2,003

IFRS 16 lease liability presented as:
Non-current	1,638
Current	361
Liabilities associated with assets held for sale	4
2,003

Amsterdam, August 1, 2019
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2019	20